EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (the “Corporation” or “QTC”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”). The Corporation does not have a registration number.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at 30 June 2011, the Corporation had assets totalling $79.487 billion and liabilities totalling $79.046 billion for its Capital Markets Operations segment (compared to assets of $74.580 billion and liabilities of $74.034 billion at 30 June 2010). In relation to the Long Term Assets segment, assets totalled $28.248 billion and liabilities totalled $31.106 billion (compared to assets of $19.202 billion and liabilities of $23.253 billion at 30 June 2010).

Organisation of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The Queensland Treasury Corporation Capital Markets Board (the “Board”) has been established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

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The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets – see below) have been delegated to the Board (Chairman: Stephen Rochester). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Philip Noble. Three executive management groups exist within the Corporation:

•

The Strategic Priorities and Resources Group (SPaRG) is responsible for implementing the strategic direction set by the Board and Chief Executive and the Corporation’s operating model, and for ensuring the appropriate organisation-wide prioritisation and allocation of resources.

•

The Operational Alignment Group (OAG) fulfils a central and practical role in the operation of QTC’s operating model, with a primary purpose to oversee the achievement of those strategic commitments that have been approved by SPaRG and the Board.

•	The Strategic Governance Group (SGG) is a senior management group responsible for addressing conflict and protocol management issues.

The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At 30 June 2011, the total borrowings of the Corporation were $73.135 billion. This amount included overseas debt equivalent to $4.604 billion based on the prevailing rates of exchange at 30 June 2011. Included in these overseas borrowings were Australian dollar denominated borrowings of $1.944 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies.

Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s clients’ (i.e. Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools. These funds are invested in liquid investments with high quality credit counterparties until they mature or are unwound to meet the funding requirements of Government Bodies or QTC’s refinancing requirements.

The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At 30 June 2011, loans to Government Bodies totalled $59.453 billion of which $19.016 billion was to State owned trading enterprises.

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QTC holds a portfolio of assets which were transferred to QTC by the State Government. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State such as insurance and long service leave. In return, QTC has issued to the State fixed rate notes which has resulted in the State receiving a fixed rate of return on the notes, while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day Capital Markets Operations. The Long Term Assets are held in unit trusts managed by QIC Limited (QIC).

During the year the Long Term Assets segment recorded an operating profit after tax of A$1.194 billion. The accumulated net losses in the Long Term Assets segment have no impact on QTC’s capacity to meet its obligations as there is no cash flow effect for QTC. In addition, under the Queensland Treasury Corporation Act 1988, any losses of the Corporation shall be the responsibility of the Consolidated Fund of the Queensland Government.

The market value of assets held under this arrangement as at 30 June 2011 totalled A$28.248 billion while the liabilities totalled A$31.106 billion.

Under section 15 of the Act profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of an Income Statement, Balance Sheet, Cash Flow Statement, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. These risks have the potential to significantly impact the Corporation’s ability to fulfil its obligations under the bond facility, being (i) unable to access suitable funding markets when required and (ii) suffering a significant loss of capital.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are:

•	funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Queensland Public Sector’s debt financing requirements, and

•	funds held to manage the duration of our clients’ debt.

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While the Corporation is not subject to the Bank of International Settlements, Basle II accord, its Board and the Corporation’s Middle Office monitor compliance with the Basle II accord. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term (both on a maximum term and maturity bucket level) of counterparty exposures based on credit ratings and internal credit reviews

•	limit the exposure by country and industry sector

•	limit the exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent), and

•	provide a maximum percentage exposure for the various credit rating bands.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border leases relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The total strip loss value as at 30 June 2011 was approximately A$325million. The strip loss value excludes leases entered into on behalf of QR National Limited (“QRN”). Under various agreements between QTC and QRN, QRN has indemnified QTC for any strip loss suffered under all cross border lease transactions involving QRN. Under these agreements, QRN has assumed full responsibility for the transaction risk and is liable to make additional payments under the relevant cross border lease transactions to transaction parties in place of QTC.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties that have issued the financial instruments. Despite the current problems experienced due to the global debt crisis, the risk to QTC is considered low.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. For some cross border lease transactions, a separate State of Queensland guarantee has been provided. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

During 2010 and 2011, a number of the cross border leases were terminated by agreement with the parties. Further as part of the privatisation of the Queensland Rail, freight rail assets in 2010 (which created QRN, a publicly listed Australian company), QRN has agreed with the Corporation to accept liability for certain events related to leased freight rail assets.

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QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gases (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometres of railway lines and 182,000 kilometres of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 4.56 million persons, or 20.2% of Australia’s population at the end of March 2011. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 2.00 million residents. There are nine other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

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The most recent State election was held in March 2009 with the incumbent Australian Labor Party retaining power. The next state election is due to be held by the first half of 2012. The current Premier is the Honourable Anna Bligh, who became leader of the Australian Labor Party in Queensland on 13 September 2007 following the retirement of the Honourable Peter Beattie. Ms Bligh previously occupied the roles of Deputy Premier and Treasurer, and was nominated unopposed to succeed Mr Beattie.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the, Land Court, Children’s Court, Magistrates Court, the District Court and the Supreme Court. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world; generally of high grade and easily accessible.

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The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of low-cost electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate energy sources such as natural and coal seam gas.

Historically, Queensland’s manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialised to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

The Queensland Government’s economic strategy focuses on positioning the Queensland economy for a strong recovery from the global recession while supporting jobs. The Queensland Government’s economic strategy is comprised of four key elements, as follows:

•	Jobs;

•	Infrastructure;

•	Skills and Innovation; and

•	Responding to Climate Change.

The Queensland Government is locking in future productivity gains with its substantial ongoing investment in skills, innovation and economic infrastructure. The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and meeting operating expenses from operating revenue.

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

Queensland’s gross state product (GSP) grew a marginal 0.2% in 2010-11, the third consecutive year of below average growth since the global financial crisis (GFC). However, this modest result largely reflected the impacts of widespread flooding and Cyclone Yasi during the summer on agricultural production and commodity exports, particularly coal. Abstracting from the trade sector, domestic demand, as measured by gross state expenditure, recovered from a fall of 1.1% in 2009-10 to grow 2.8% in 2010-11.

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Real Economic Growth - Queensland and Australia, original CVM

(2005-06 to 2010-11)

	Queensland GSP		Australia GDP
Year	$ Billion(a)	% Change	$ Billion(a)	% Change
2005-06	206.1	3.7	1,150.6	3.1
2006-07	217.4	5.5	1,191.7	3.6
2007-08	226.1	4.0	1,237.3	3.8
2008-09	228.5	1.1	1,255.2	1.4
2009-10	233.8	2.3	1,283.2	2.3
2010-11	258.5	0.2	1,307.3	1.8

(a)	Chain volume measure; reference year 2008-09.

Sources: ABS 5206.0 and Queensland State Accounts.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2006-07	2007-08	2008-09	2009-10	2010-11

Overseas merchandise exports ($ billion)	35.4	35.3	56.6	43.3	49.3
Retail turnover ($ billion)	41.9	45.8	48.4	49.1	50.0
Private gross fixed capital formation ($ billion)	60.2	66.5	65.3	57.7	61.3
Mineral production ($ billion)	23.8	24.9	26.7	49.4	29.7
Agricultural production ($ billion)	9.7	9.8	10.1	10.4	10.4
Employment (‘000) (a)	2,128.3	2,192.2	2,252.2	2,273.4	2,326.4
Unemployment rate (%) (a)	4.0	3.7	4.4	5.7	5.5
Increase in consumer prices (%) (a)	3.3	4.1	3.8	2.7	3.3
Average weekly ordinary time earnings ($) (a)	1,002.0	1,062.2	1,139.7	1,213.4	1,261.9

(a)	Year-average

Note: All monetary values are in current prices, na: Data not available.

Source: ABS 6401.0; 8501.0; 6202.0; 5432.0; Department of Employment, Economic Development and Innovation and Queensland State Accounts.

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Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2009-10 and 2010-11.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2009-10	2010-11	2009-10	2010-11	2009-10	2010-11	2009-10	2010-11
Household consumption expenditure	1.4	2.4	0.7	1.2	2.1	3.3	1.1	1.8
Priv. gross fixed capital formation(c)	-11.2	5.7	-2.9	1.3	-2.3	4.0	-0.5	0.9
- Dwellings	-4.1	-12.9	-0.3	-0.9	2.1	2.6	0.1	0.1
- Business investment(c)	-18.6	19.0	-2.9	2.4	-6.4	6.7	-0.9	0.8
(i) Other buildings and structures(c)	-14.8	25.5	-1.1	1.7	-7.6	10.8	-0.5	0.7
(ii) Machinery and equipment(c)	-22.3	12.0	-1.8	0.7	-5.3	2.7	-0.4	0.2
- Other investments	11.2	-7.1	0.3	-0.2	3.3	4.1	0.1	0.1
Private final demand(b) (c)	-2.9	3.4	-2.2	2.5	0.8	3.5	0.6	2.7
Public final demand(b) (c)	3.3	0.1	0.8	0.0	6.7	4.5	1.5	1.1
Change in inventories	na	na	0.3	0.2	na	na	0.3	0.2
Gross State/National Expenditure(d)	-1.1	2.8	-1.1	2.7	2.4	4.0	2.4	3.9
Exports of goods and services	6.7	-7.8	2.5	-3.0	5.3	0.2	1.2	0.0
Imports of goods and services	-2.8	-0.7	1.1	0.2	5.1	10.7	-1.1	-2.4
GSP/GDP	2.2	0.2	2.2	0.2	2.3	1.8	2.3	1.8

(a)	Chain volume measure; reference year 2008-09 for Queensland.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.
(c)	Queensland data adjusted for asset sales.
(d)	Excludes statistical discrepancy.

Sources: ABS 5206.0 and Queensland State Accounts.

Key features are:

•

Household consumption rose 2.4% in 2010-11, an improvement on the two prior years when per-capita consumption declined, though still well below the long-run average rate of growth of 4.4%. Consumption was constrained by ongoing consumer caution in an environment of higher interest rates and subdued wealth gains, while household income growth was affected by slower real wages growth.

•

In contrast, dwelling investment fell 12.9% in 2010-11, the fourth straight yearly fall, driven by a 17.9% decline in new dwelling construction and a 6.8% fall in alterations and additions activity. Subdued dwelling investment reflected weaker underlying drivers of demand, such as slower population growth, higher mortgage rates and the unwinding of the First Home Owners Boost, while falling house prices and tight credit conditions limited investor activity. On the supply side, adverse weather conditions also hindered construction.

•

Business investment rebounded 19.0% in 2010-11, following a large fall of 18.6% in 2009-10. This rise was driven by a 25.5% increase in non-dwelling construction, which reached a record $20.9 billion in real terms as major resource projects boosted engineering construction. Meanwhile, the high A$ and strong prospects for resource demand saw machinery and equipment investment recover 12.0% in 2010-11.

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•

Natural disasters, combined with the high A$, saw total exports fall 7.8% in 2010-11. Although total imports also recorded a slight decline in the year, net exports still detracted 2.8 percentage points from overall economic growth in 2010-11. A significant fall in coal export volumes due to adverse weather conditions drove a 7.2% decline in overseas goods exports in 2010-11. Meanwhile, goods exports to other states also fell in the year despite some recovery in domestic economic activity nationally.

Overseas Exports

Queensland is one of Australia’s major exporting states. After falling 23.5% in 2009-10, the nominal value of Queensland’s overseas merchandise exports rose 14.1% in 2010-11. This was despite a fall in export volumes after severe flooding and Cyclone Yasi as well as a 12.1% appreciation of the A$ against the US$ (from US$0.88 in 2009-10 to US$0.99 in 2010-11). The higher A$ both lowered returns on US$ denominated exports and made A$ priced exports less competitive – an impediment for Queensland’s manufacturing and agriculture industries in particular.

The nominal value of Queensland’s crude minerals exports rose 19.4% in 2010-11, to total $28.2 billion, driven mainly by an 18.2% increase in coal export values. Higher world coal prices offset the impact of the A$ appreciation, as well as declining coal export volumes, which are estimated to have fallen from 182.5 million tonnes in 2009-10 to 161.9 million tonnes in 2010-11.

This fall in coal export volumes reflected heavy rains that began to impact production, rail transportation and port activity from late 2010, and culminated with widespread flooding that severely impacted exports in the first quarter of 2011. By the end of 2010-11, some mines were reporting that production was still water affected, though the rail network had returned to normal operations. By country, China imported less coal from Queensland in 2010-11, reflecting increased domestic production and rising imports from Mongolia and Indonesia. However, coal exports to India continued to grow.

With an improvement in global conditions and industrial production, as well as disrupted domestic supply, metallurgical and thermal coal contract prices rose significantly in 2010-11. Taking into account the A$ appreciation, prices received by exporters for hard coking and semi-soft/PCI coking coal increased by roughly one-third and two-fifths respectively for 2010-11, while prices received for thermal coal rose by around 15%.

In 2010-11, the nominal value of Queensland’s rural exports rose 5.0%, to total $7.6 billion. This rise was driven by a 13.3% increase in the value of meat exports, which partially recovered the fall recorded in 2009-10, though remained below 2008-09 levels. Meat export volumes in 2010-11 were buoyed by both demand and supply factors. Improved global economic growth supported beef demand and prices, while improved seasonal conditions over the past few years and stronger prices encouraged producers to increase cattle turnoff.

Overseas Exports of Goods and Services, Queensland

($ million at current prices)

Export Categories(a)	2008-09	2009-10	2010-11(p)
Rural
Meat	3,463	2,850	3,229
Textile fibres	424	479	733
Cereals and cereal preparations	457	447	481
Vegetables and fruit	343	355	339
Feeding stuff for animals	510	183	218
Sugar(b)	1,395	1,952	1,530

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Export Categories(a)	2008-09	2009-10	2010-11(p)
Other rural	1,004	927	1,024

Total	7,597	7,193	7,553

Crude minerals
Coal, coke and briquettes(b)	30,308	20,530	24,261
Metalliferous ores	2,561	2,769	3,604
Petroleum and related products/materials	289	194	155
Other crude minerals	101	88	134

Total	33,260	23,581	28,154

Processed minerals and metals
Non-ferrous metals	3,284	3,291	3,817
Other processed minerals and metals	305	264	259

Total	3,589	3,555	4,076

Other manufactures
Machinery and non-transport equipment	1,208	1,093	1,094
Chemicals, fertilisers (excl. crude), plastics, etc.	927	572	618
Transport equipment	323	249	277
Leather, rubber, other materials, furniture, clothing, etc.	457	394	360
Miscellaneous manufactures and beverages	194	233	269

Total	3,108	2,540	2,618

Manufactures (sum of processed minerals and metals and other)	6,698	6,095	6,694
Confidential and special(b)	8,999	6,397	6,966

Total overseas exports of merchandise goods	56,553	43,266	49,368

Tourism	3,516	3,438	3,323
Other services	8,063	7,316	7,313
Total overseas exports of services	11,578	10,753	10,636

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	68,988	54,966	60,787

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3). Total overseas exports of merchandise goods and service related exports data based on Queensland State Accounts, June quarter 2011. All remaining merchandise exports goods, with the exception of sugar are sourced from the ABS, unpublished foreign trade data, September 2011.
(b)	Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for “Sugar” for Queensland are based on the Queensland State Accounts estimate of sugar. In addition, some coal exports data (particularly pulverised coal injection coal) is confidentialised by the ABS. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.

Sources: ABS unpublished foreign trade data and Queensland State Accounts.

Note: Amounts have been rounded to the nearest hundred thousand. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate exports growth.

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Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and received 22.7% of the State’s overseas merchandise exports in 2010-11. Other major export markets in 2010-11 include China (excluding Hong Kong; 13.1%), India (13.6%), South Korea (12.0%), the European Union (12.1%) and Taiwan (5.5%).

The share of Queensland’s merchandise exports destined for North Asia remained high, at 54.0% in 2010-11. Overall, the share and the absolute value of goods exports to China, India and Taiwan has risen significantly over the five years to 2010-11.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total at current prices)

	2008-09	2009-10	2010-11(p)
North Asia Total	56.7	56.0	54.0
South Korea	11.3	10.9	12.0
China	9.3	16.0	13.1
Japan	29.7	22.6	22.7
Taiwan	5.7	5.7	5.5
Hong Kong	0.7	0.9	0.7

South Asia Total	16.7	18.9	19.9
Indonesia	1.8	2.5	2.2
Singapore	11.7	12.1	13.6
India	1.0	1.7	1.6
Malaysia	0.9	0.9	0.8
Thailand	16.7	18.9	19.9

North America	2.5	2.7	2.8
Canada	0.4	0.3	0.3
US	2.2	2.3	2.5

European Union(a)	12.6	10.3	12.1
New Zealand	1.6	2.1	1.8
Brazil	2.0	2.3	2.1
Other	7.9	7.7	7.3

(a)	Includes the UK.
(p)	Preliminary

Source: ABS unpublished foreign trade data.

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Overseas imports

The nominal value of Queensland’s overseas merchandise imports rose 6.6%, to $33.1 billion in 2010-11. The nominal value of imports rose broadly across most categories, with the greatest rise in the imports of mineral fuels, petroleum and lubricants (up $1,438 million or 20.3%). However, imports of road vehicles fell $324 million (5.8%) in 2010-11. The recovery in overall imports in the year was consistent with stronger growth in domestic final demand in 2010-11.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

Import Categories(a)	2008-09	2009-10	2010-11(p)
Live animals, food, beverages & tobacco	1,133	1,163	1,231
Mineral fuels, petroleum and lubricants	7,302	6,955	8,366
Chemicals	1,762	1,447	1,654
Road motor vehicles	4,741	5,541	5,217
Other machinery and transport equipment	7,960	6,423	6,716
Other manufactured goods	6,744	6,196	6,674
Other	4,331	3,310	3,231

Total overseas imports of goods	33,972	31,035	33,088

Tourism	2,938	3,061	3,296
Other services	7,913	6,963	7,535
Total overseas imports of services	10,851	10,024	10,831

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	45,591	42,126	45,151

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3). Total overseas imports of merchandise goods and services data based on Queensland State Accounts, June quarter 2011. All remaining merchandise imports goods data are sourced from the ABS, unpublished foreign trade data, October 2011.

Note: Amounts have been rounded to the nearest hundred thousand. Consequently, amounts may not add to rounded totals.

Source: ABS unpublished foreign trade data, Queensland State Accounts.

Employment and Income

Queensland’s population broke the 4 million barrier in September quarter 2005, and has continued to grow solidly since then, reaching 4,561,711 persons by the end of March 2011. Over the five years to March 2011, the State’s population increased at an average annual rate of 2.3%, compared with 1.7% growth in the rest of Australia.

Over the five year period to 2010-11, Queensland’s labour force increased by 15.3%. The State’s labour force participation rate increased 1.1 percentage points over the five years to 2010-11, to 67.5%, remaining consistently higher than the rest of Australia average over the period.

Employment in Queensland increased by 14.5% over the five years to 2010-11, compared with 12.1% growth in the rest of Australia. As a result, Queensland created 295,000 new jobs, equating to 23.1% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

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Employed Persons by Industry, Queensland

	2005-06 (‘000)	2010-11 (‘000)	% Change 2005-06 to 2010-11	% Share of total employment 2010-11
Agriculture, forestry & fishing	69.9	77.9	11.4	3.4
Mining	37.5	55.5	48.0	2.4
Manufacturing	181.1	187.5	3.5	8.1
Electricity, gas, water & waste services	23.4	33.9	44.9	1.5
Construction	204.1	236.8	16.0	10.2
Wholesale Trade	67.5	75.3	11.6	3.3
Retail Trade	249.6	263.1	5.4	11.4
Accommodation & food services	145.1	169.9	17.1	7.3
Transport, postal & warehousing	110.7	131.7	19.0	5.7
Information media & telecommunications	34.2	34.0	-0.6	1.5
Financial & insurance services	56.1	51.1	-8.9	2.2
Rental, hiring & real estate services	53.1	55.7	4.9	2.4
Professional, scientific & technical services	124.4	152.9	22.9	6.6
Administrative & support services	67.4	82.7	22.7	3.6
Public administration & safety	125	144.3	15.4	6.2
Education & training	156.4	172.1	10.0	7.4
Health care & social assistance	195	262.7	34.7	11.4
Arts & recreation services	37.5	38.5	2.7	1.7
Other services	88.5	88.2	-0.3	3.8
TOTAL(a)	2,026.2	2,313.8	14.2	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons.

Note: Due to rounding, amounts may not add to totals.

Source: ABS 6291.0.55.003.

Employment in Queensland grew 2.3% in 2010-11, strengthening from modest growth of 0.9% in the previous year and in line with a recovery in gross state expenditure. With employment growth slightly outpacing labour force growth in the year, Queensland’s year-average unemployment rate fell to 5.5% in 2010-11, very low by historical standards.

Prices

The Brisbane consumer price index (CPI) rose 3.3% in 2010-11, a strengthening from the 2.7% growth recorded in 2009-10. The national CPI rose 3.1% in 2010-11 and 2.3% in 2009-10.

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Income

The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2010-11	Average Weekly Earnings 2010-11
	$	$
Queensland	49,791	1,008.1
New South Wales	53,788	1,008.5
Victoria	50,328	961.3
South Australia	49,525	897.4
Western Australia	59,493	1,098.0
Tasmania	47,254	846.7
Australia	52,731	1,000.4

Sources: ABS 5220.0 and 6302.0.

Queensland recorded growth in average weekly earnings of 2.9% in 2010-11, compared with 4.0% growth nationally.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The Australian Labour Party held office at the federal government level from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of June 2006, 1.2% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.8% of workers were covered by individual agreements with only 19% covered by awards only.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applied to the estimated 70% of employees in Queensland who were covered by the State industrial relations system. It was estimated that approximately 55% of employees in Queensland were covered by State awards and agreements. Passage of the Federal Government’s WorkChoices amendments to the Workplace Relations Act 1996 (Cwth) in 2006 has reduced coverage of the State industrial relations jurisdiction to around 40% of the State’s workforce, with around one-third of these employees (13%) being employed in the State public sector.

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The Australian Labor Party formed government following the federal election held on November 24, 2007 and held power following an election in 2010. Although the current Federal Government’s policies provide for an increase in collective bargaining, it is not expected that the progressive transition to a more decentralised system will be substantively altered.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2010-11(a)

(Chain volume measures, 2009-10 reference year)

Sector	Queensland ($ millions)	Australia ($ millions)	Queensland as a % of Australia

Agriculture, forestry and fishing	7,475	31,383	23.8
Mining	18,887	95,512	19.8
Manufacturing	19,407	107,845	18.0
Services(b)	189,740	996,414	19.0

TOTAL	235,510	1,231,153	19.1

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes general government and ownership of dwellings.

Source: ABS 5220.0.

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc.

In 2010-11, Queensland accounted for 19.8% of the nation’s total mining output, a fall from the previous year reflecting severe flooding over the summer period, which disrupted mining production. In 2010-11, Queensland’s mining industry accounted for 8.0% of the State’s total industry gross value added.

In 2009-10, Queensland’s mining industry accounted for 15.1% of the State’s total industry gross value added.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

The value and quantity of selected minerals produced in Queensland from 2005-06 to 2009-10 (latest data available) are shown in the following tables.

Queensland Mineral Production –Value(a)

($ millions)

Mineral	2005-06	2006-07	2007-08	2008-09	2009-10
Black coal	17,432	15,925	17,025	41,498	22,779
Copper concentrate	1,616	2,947	3,198	2,308	1,801
Gold bullion(b)	386	447	429	508	490
Bauxite	284	279	233	231	368
Lead concentrate(c)	1,015	867	1,954	1,434	1,834
Zinc concentrate	1,930	3,191	2,159	1,595	1,144
Crude oil	212	224	340	493	159
Coal seam methane gas	na	na	na	429	442
Natural gas	352	361	283	337	213
Other	565	661	1,097	595	431

TOTAL	23,788	24,902	26,718	49,430	29,661

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(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.
(b)	Includes alluvial gold.
(c)	Includes a significant component of silver.

Source: Queensland Department of Employment, Economic Development and Innovation.

Queensland’s Principal Mineral Production -Volumes

Mineral	2005-06	2006-07	2007-08	2008-09	2009-10
Black coal (‘000t)	171,689	184,082	180,476	190,553	205,619
Copper concentrate (‘000t)	1,474	1,285	1,419	1,348	973
Gold bullion (kg)(a)	27,526	32,951	25,938	22,092	24,414
Bauxite (‘000t)	16,013	17,380	19,386	17,415	17,890
Lead concentrate (‘000t)(b)	804	654	763	665	575
Zinc concentrate (‘000t)	1,587	1,581	1,641	1,661	1,593
Crude oil (megalitres)	419	457	554	550	433
Coal seam methane gas (gigalitres)	na	na	na	4,078	5,388
Natural gas (gigalitres)	3,170	3,080	2,144	2,012	1,627

(a)	Includes alluvial gold.
(b)	Includes a significant component of silver.

Source: Queensland Department of Employment, Economic Development and Innovation.

Coal

In 2009-10, coal remained Queensland’s most significant mineral commodity, accounting for 76.8% of mineral production by value. In 2009-10, the quantity of coal produced in Queensland rose by 7.9% to 205.6 million tonnes. The value of coal production fell 45.1%, to $22.8 billion, reflecting the fall in coal contract prices in the year.

Coal is also Queensland’s leading export commodity. The value of non-confidentialised coal exports totalled $24.1 billion in 2010-11 (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection exports). In 2010-11, the value of non-confidentialised coal exports accounted for 48.9% of Queensland’s total merchandise exports. The volume of Queensland’s coal exports fell sharply in 2010-11, reflecting abnormally wet weather in late 2010 and severe flooding across the State. However, higher coal contract prices saw export values rise in the year, despite the fall in export volumes.

Copper

In 2009-10, the quantity of copper concentrate produced in Queensland fell by 27.8%, to 973,000 tonnes. However, the value of copper production fell by 22.0% over the same time period, reflecting the decline in production, which offset a rise in unit export values.

Gold

The volume of gold produced in Queensland rose by 10.5% in 2009-10, to 24.4 tonnes. However, with prices falling in the year, export values fell.

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Bauxite

The value of Queensland’s bauxite production rose by 59.3% in 2009-10, to $368 million, with prices surging in the year.

Lead and Zinc

In Queensland, the value of lead production rose by 27.9% in 2009-10, while the value of zinc production fell 28.3%. The volume of lead production fell 13.5% in the year, while zinc production fell 4.1%.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland fell by 67.7% in 2009-10, reflecting a fall in prices and production (by 21.3%).

The value of natural gas production in Queensland fell by 36.8% in 2009-10, while the value of coal seam methane gas production rose 3.0%.

Agriculture

The agriculture, forestry and fishing sector in Queensland accounted for 3.2% of Queensland’s industry gross value added and 23.8% of Australia’s total agricultural production in 2010-11. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2010-11, 55.8% of the gross value of Queensland’s agricultural production was derived from four products—beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2010-11.

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Queensland’s Major Agricultural Commodities

Value and Volume of Production

	2006-07	2007-08	2008-09	2009-10	2010-11
Gross Value ($m)
Slaughtering and other disposals	4,344	3,976	4,153	3,889	3,990
Cattle and calves	3,802	3,315	3,460	3,229	3,310
Poultry	237	315	350	359	370
Pigs	237	234	235	231	222
Sheep	45	57	60	45	58
Sugar cane	1,075	799	920	1,425	940
Wool	120	103	105	87	90
Cereals	429	1,100	853	577	902
Horticulture(a)	1,849	2,088	2,018	2,208	2,146
Dairying (total whole milk production)	207	252	280	296	241
Cotton	122	79	340	355	660
Other	949	1,450	1,357	1,619	1,474
Total	9,072	9,792	9,978	10,431	10,413

Volume of Production
Beef and veal (‘000 tonnes)	1,110	1,033	1,003	1,007	1,043
Sugar cane (‘000 tonnes)	33,124	31,949	30,171	28,161	25,776
Wool (‘000 kg)(b)	15,928	12,284	10,829	8,817	8,207
Wheat (‘000 tonnes)	777	954	2,016	1,346	1,305
Cotton lint (‘000 tonnes)	60	40	151	131	328

(a)	Vegetables, fruits and nuts, and grapes.
(b)	Taxable wool received by brokers and purchased by dealers from wool producers.

Sources: ABS 7215.0; Queensland Primary Industries and Fisheries: Prospects Update, various issues; Canegrowers and ABARES-BRS Australian Commodity Statistics, 2010; Australian Crop Report.

The value of Queensland’s agricultural production fell 0.2% in 2010-11. Reflecting very heavy rain, sugar cane production fell sharply in the year, as did horticulture production. However, the value of cereals production rose 56.3% in the year, while the value of cotton production rose 85.9%.

Meat and Poultry

The volume of production of beef and veal rose 3.6% in 2010-11, reflecting good weather in previous years, which has facilitated herd rebuilding.

Grains

Queensland wheat production fell modestly in 2010-11, from 1,346 kilotonnes to 1,305 kilotonnes.

Sugar

Queensland’s sugar cane production for crushing was 25.8 million tonnes in 2010-11, a fall of 8.5% over the year.

Wool

The volume of wool produced in Queensland declined by 6.9%, to 8.2 kilotonnes in 2010-11.

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Other Primary Industries

Timber-Based Industries

The Queensland Department of Employment, Economic Development and Innovation estimated that forestry production in Queensland totalled $573 million in 2010-11. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government, but has now been leased to private enterprise.

Fisheries

The Queensland Department of Employment, Economic Development and Innovation estimated that fisheries production in Queensland totalled $491 million in 2010-11. Commercial fishing operations constituted nearly two-thirds of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2010-11, the manufacturing sector accounted for 8.2% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output was 18.0% in 2010-11.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialised nations, the relative importance of manufacturing has declined in favour of service-based industries over time.

In 2006-07 (the latest available data), more than half of the manufacturing industry’s turnover was accounted for by two sub sectors: food, beverages and tobacco (23.1%) and metal products (28.0%). Queensland’s nominal manufacturing turnover increased by 9.8% in the same financial year.

The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totalled $6.7 billion in 2010-11. The value of manufactured exports overseas rose 9.8% in 2010-11, following a 9.0% fall in the previous year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland, while the coal and freight components of the previously government owned Queensland Rail have now been privatised. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

The Queensland road network, extending approximately 273,000 lane kilometres, is constantly being upgraded and extended to maintain its safety and viability.

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Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non tourism related business opportunities.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, comprehensive commercial and public radio networks. Broadband internet services are also available in all major centres across the State.

Construction

The Queensland building and construction industry directly provided 10.2% of employment in the State during 2010-11.

Dwelling investment in Queensland declined 12.9% in 2010-11, driven by declines in both new dwelling construction (down 17.9%) and renovation activity (down 6.8%). However, dwelling investment showed some signs of stabilising late in the financial year, rising in the June quarter following three consecutive seasonally adjusted quarterly declines. Meanwhile, a recovery in population and income growth are expected to support demand for residential construction in Queensland in the medium term.

Non-dwelling construction (which consists of non-residential building and engineering construction) rose 25.5% in 2010-11. The considerable turnaround was driven by new engineering construction, which surged 39.1% (or $4.2 billion in real terms) to a new historic high of $15.0 billion. This result was largely driven by higher resources sector investment. In particular, construction activity in Queensland’s burgeoning LNG industry accelerated, with two projects valued at more than $30 billon commencing construction during the year, while high prices and anticipated ongoing strong demand from emerging Asia supported other mining and related infrastructure investment.

In contrast, non-residential building construction largely stabilised at a lower level in 2010-11, falling a marginal 0.7%. This sector continued to be affected by weak retail conditions, tight credit and relatively high office vacancy rates, particularly in key tourism centres such as the Gold Coast. The passing of the Building the Education Revolution stimulus also saw a wind-back in private education facility construction.

Tourism

Tourism accounted for an estimated 5.8% of overall GSP in the State in 2003-04 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks, world class golf courses and internationally-recognised restaurants and entertainment venues.

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The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland’s tourism services exports (including overseas and interstate tourism) fell by 1.4% in 2010-11, following a modest rise of 2.2% in 2009-10. A strong A$, natural disasters and subdued economic activity in many source countries saw overseas tourism exports fall 3.3% in 2009-10. Interstate tourism exports were unchanged in 2010-11, following a very strong rise in the previous year.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes, such as central borrowing authorities, local governments, government owned corporations and other statutory bodies, which may enter the market directly and issue stock either in their own names or through a central borrowing authority. Until June 1984, borrowings by these semi government authorities and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which had no legal status. From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach, which imposed aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach. Over the last 20 years of its existence, the Loan Program consisted of both a loan component and a grant component. During the 1980s, the loan component was primarily concessional loans for public housing. After 1989-90, the Loan Program consisted solely of general purpose capital grants, which have since been abolished.

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the States and Territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with State and Territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-State financial relations. They placed full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State Governments to greater scrutiny by the community and financial markets.

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From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2010-11, the Queensland LCA Outcome was a surplus of $1.382 billion.

State Borrowing Guarantee

On 25 March 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on 29 June 2009. The scheme became operational on 24 July 2009. Queensland announced on 16 June 2009 that it intended to apply the guarantee to all existing A$ benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (CGG) to be applied to its selected domestic bonds on 18 September 2009 and has issued CGG-eligibility certificates.

On 7 February 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after 31 December 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State. Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (SGG) yield curve, QTC has begun issuing SGG bond lines in parallel to the existing CGG lines and has begun offering investors opportunities to swap some CGG lines for SGG lines.

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Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The States impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments on the basis of the principle of horizontal fiscal equalisation. This principle requires State governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services to the same standard. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the States for specified purposes or with conditions attached. Although these grants for specific purpose have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

At the 1994 Premiers’ Conference, financial arrangements were adopted to apply a real per capita guarantee to the total amount of financial assistance grants over the three year period from 1994-95 to 1996-97. Subsequent Conferences confirmed this guarantee until 2000-2001. Application of the guarantee was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on July 1, 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

•

the provision to the States of all revenue from the GST, a broad-based consumption tax. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the States;

•	the abolition of financial assistance grants to the States; and

•

the abolition of a number of State taxes. In Queensland’s case, this includes the abolition of nine taxes over the period 2001 to 2013 in order to improve the overall efficiency of the national taxation system.

A New Reform Agenda

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework is on significantly reducing Commonwealth prescriptions on service delivery by the States, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

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A new agreement – the Intergovernmental Agreement on Federal Financial Relations – commenced on 1 January 2009. The main features of the new framework include:

•

a significant reduction of the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development; disabilities services; and housing.

•

a rigorous focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered;

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives;

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms; and

•	the continued provision of all GST revenue to the States.

In 2010-11 general revenue assistance, predominantly made up of GST revenue, represented 20% of Queensland Government revenue, while payments for specific purposes represented 27%.

National Health reform

On 27 July 2011, the Premier signed the National Health Reform Agreement, along with all other jurisdictions.

Under the terms of the Agreement, the Australian Government will fund 45 per cent of the efficient growth of activity based services from 1 July 2014, increasing to 50 per cent from 1 July 2017. The Agreement guarantees that the improvement in Australian Government funding to states and territories over the period 2014-15 to 2019-20 will be no less than $16.4 billion.

Queensland has committed to introducing Activity Based Funding from 2012-13 and establishing 17 Local Health and Hospital Networks from 1 July 2012.

The agreement also proposes the establishment of several new administrative bodies, including:

•	a national performance authority, which will develop and produce reports on the performance of hospitals and health care services

•	an independent hospital pricing authority

•	a national funding body to support the administration of a national funding pool.

Review of the Distribution of the GST

In March 2011, the Australian Government announced a review of the distribution of GST revenue to the states. The Australian Government indicated the rationale for the review is that under the current distribution arrangements there is:

•	not enough incentive for reform

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•	a need for more certainty and predictability

•	potential for greater simplicity.

The Review will provide an interim report to the Federal Treasurer by February 2012 and a final report by September 2012.

Any agreed recommendations from the review are not expected to be implemented until 2013-14 at the earliest. In the interim, the Commonwealth Grants Commission will continue to make recommendations on the distribution of GST based on the 2010 Review methodology.

Queensland provided a submission to the Secretariat on 14 October 2011. The submission offers a number of practical options to improve the GST distribution process generally, and to address some of the issues inherent in the current process.

Above all, Queensland’s submission seeks to fix the fundamental flaws in the assessment of mining revenues, which penalise the resource rich states of Queensland and Western Australia.

Queensland is currently assessed by the Commonwealth Grants Commission as requiring less than an equal per capita share of the GST distribution, primarily due to the money redistributed by the assessment of mining revenues. In the 2011 Update, the assessment of mining revenues distributed $1.2 billion in GST away from Queensland.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves of expenditure via the Appropriation Acts on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent, and also supplementary appropriation for the previous fiscal year for unforeseen expenditure that occurred in that fiscal year. There is one Act for the Legislative Assembly and one for all other agencies.

Policy Settings for the 2011-12 Budget

Like many jurisdictions around the globe, the unprecedented economic and financial conditions arising from the global financial crisis have had significant adverse effects on the State’s financial position. In response, the Government’s 2009-10 and 2010-11 Budgets established a revised fiscal strategy, setting out how it would restore Queensland’s traditionally strong financial position, while maintaining services and continuing to deliver its commitments to the community.

To ensure the fiscal strategy is transparent and credible, the Government introduced the Financial Accountability Act 2009 which, among other things, requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and fiscal principles that support those objectives.

The 2011-12 Budget was focussed on rebuilding the State after the extensive summer of natural disasters that saw 99% of the State disaster declared, easing the cost of living for Queenslanders and building a platform for increased growth in the resources sector.

The costs associated with natural disasters are shared with the Federal Government under the Natural Disaster Relief and Recovery Arrangements (NDRRA) scheme. While the State overseas and administers relief and reconstruction efforts, the Federal Government contributes up to 75% of eligible costs. This significantly reduces the negative impact on the State’s fiscal position, particularly borrowings. As the State recovers, growth in 2011-12 and 2012-13 is expected to be at 5% and 5  1/4% respectively.

The completion of a program of asset sales significantly reduced the State’s borrowing requirements in 2010-11 and also provided the State’s contribution towards the NDRRA scheme after the 2010-11 summer of disasters.

The Government is continuing to focus on consolidating Queensland’s financial position as the economy recovers. The mechanism established to achieve this involves ensuring the majority of forecast improvements in revenue, associated with economic growth, are applied to reduce deficits and borrowings. Expenditure growth will be highly prioritised, with further agency efficiencies implemented to provide a source of funding for growth in front-line service delivery requirements.

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The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report will be tabled and published each year in the Budget papers and Mid Year Fiscal and Economic Review (MYFER).

The fiscal principles of the Queensland Government are broadly based around three themes: fiscal sustainability; a competitive tax regime; and managing the State’s balance sheet. The fiscal principles are detailed below:

Fiscal Sustainability

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

•

In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)

The Government must balance the cost of their activities with the revenues raised by taxation, royalties and income from business activities. However as a result of the mismatch between the timing of Australian Government NDRRA funding and the associated expenditures, operating expenses are expected to exceed operating revenue in 2011-12. However this principle was met in 2010-11 and is expected to be met from 2012-13 onwards.

•	Growth in own-purpose expenses in the General Government sector to not exceed real per capita growth

Until the Government achieves an operating surplus, growth in state own purposes expenses (excluding Commonwealth related expenses) will be limited to inflation and population growth. Growth in own purpose expenditure over 2010-11 and 2011-12 has been adversely impacted by natural disaster recovery and repair expenditure. However over the period 2010-11 to 2014-15, own purpose expenditure growth is expected to average 4.9%, compared with an expected real per capita constraint of 5%.

•	Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16

The approach to expenses growth, together with the impact of the large asset sales program which has for the first time fully factored into the forward estimates, is aimed at achieving a net operating surplus in the General Government sector by 2015-16, and depending on the strength of the recovery, possibly sooner;

Competitive Tax Regime

One of the Queensland Government’s key fiscal objectives is to maintain a competitive tax environment. While the Government needs to raise sufficient revenue to meet the service and infrastructure needs of the State, it is important that business has a low cost environment, to promote economic development and jobs growth.

•	Maintain a competitive tax environment for business

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The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other states and territories;

Managing the State’s Balance Sheet

The provision of adequate levels of infrastructure is an ongoing challenge for a state such as Queensland that continues to experience higher levels of economic and population growth than the national average. In meeting this challenge, the Government funds capital expenditure well above the average of the other states and territories, in per capita terms.

•	Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public sector

Queensland funds its capital program primarily through borrowing, recognising the interest, operating and depreciation costs on the operating statement. It will also be necessary to borrow to fund operating deficits. While the balance sheet of the Queensland Government remains strong, anticipated future borrowings are expected to lead to an increase in the ratio of net financial liabilities to revenue, which is a measure used within financial markets to assess financial sustainability. While this ratio is expected to rise across the forward estimates, the trajectory of this increase is moderating as the State’s budget position strengthens and a greater share of the State’s infrastructure program is funded by operating cash flows, rather than borrowings.

The 2011-12 Budget is the first time the proceeds from all asset sales announced in the Renewing Queensland Plan have been factored into the budget. In total, the asset sales have resulted in the State’s net financial liabilities being significantly lower than they would have been in the absence of asset sales. Further borrowings will also be avoided, as the capital requirements of these entities will no longer be funded by the State. Approximately $2.8 billion of this capital requirement, across the forward estimates, had already been factored into the 2010-11 Budget and will now be avoided.

After the impact of asset sales, the net financial liabilities to revenue ratio is expected to be 112% at the end of the 2011-12 financial year, which is lower than the 120% forecast at the time of the MYFER.

•	Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice

Queensland has a long history of setting aside funds to accumulate financial assets sufficient to meet future liabilities, the largest being for future employee entitlements, in particular superannuation. Queensland is therefore far better placed than other state governments to meet future accruing liabilities, as most other jurisdictions have substantial unfunded superannuation liabilities.

The State’s policy of setting aside funds to meet future liabilities and reinvesting all earnings provides the capacity to manage cycles in investment markets without affecting the Government’s ability to fund services to the community. The most recent actuarial review, released in July 2011, found that accruing superannuation liabilities were fully funded.

Measures introduced since the 2008-09 Budget

Since the 2008-09 Budget, the Queensland Government has taken a number of measures, or continued policies, to improve the State’s financial position. The measures include:

•	Abolition of the Queensland Fuel Subsidy Scheme - The Government decided to cease the Queensland Fuel Subsidy Scheme from July 1, 2009, saving around $2.4 billion over four years.

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•

Further public sector efficiency measures - Given the savings to be derived from machinery of government reforms as well as the savings being realised through efficiency and productivity improvements in the areas of corporate overheads, travel, publication, marketing and communication costs, savings targets have been increased to a total of $500 million per year from 2014-15. These savings targets will not impact on front line service delivery.

•

Reform to local government grants and subsidy programs - The Government decided to overhaul the current suite of local government grant and subsidy programs. The previous program ceased on 16 June 2009. A new $45 million per annum local government infrastructure program has been introduced to provide financial support for local governments that demonstrate that they have a limited capacity to self-fund an identified priority project, as evidenced by a financial sustainability evaluation undertaken by the department.

•	Taxation measures:

•	The Government has increased motor vehicle registration fees commencing July 1, 2009.

•

The abolition of duty on the transfer of core business assets has been deferred to now occur by July 1, 2013, in accordance with the timeframe included in the new Intergovernmental Agreement on Federal Financial Relations.

•	The tax rate on gaming machine win on casino gaming machines has increased, to reduce the disparity between rates in casinos and those applicable to large clubs and hotels.

•

From July 1, 2009, a 0.5% surcharge applies where the aggregate value of all land (for land tax purposes) exceeds $5 million. The surcharge will apply only to the portion of the value exceeding $5 million.

•	From 1 August 2011, the principal place of residence transfer duty concessions was abolished.

•

Wages policy - The Government is committed to maintaining wage increases as prescribed in the Memorandum of Understanding (MOU) with unions for all agreements covered by the MOU. All other agreements that expired by December 31, 2009, had until September 1, 2009 to reach a new agreement. Where an agreement was not reached by this date, and for agreements expiring after December 31, 2009, a new Government wages policy applied, which limited wage increases to 2.5% per annum until the Budget returns to surplus. The new policy also applied to Chief Executives, Senior Executives and Senior Officers and their equivalents from July 1, 2009.

•

Voluntary Separation Program - The Government commenced a program of voluntary separations from non-frontline service delivery areas to run over the period 2011-12 to 2012-13. It is estimated 3,500 public servants will depart under this scheme, delivering net savings to the Budget of $175 million per annum from 2012-13.

•

Changes to procurement policy - While the Government will continue to consider alliance contracting where appropriate, in selecting procurement approaches for each major project, the Government will be particularly focused on driving competitive, value for money project delivery outcomes which reflect current market conditions.

•

Government-owned corporation reform - The Government has been working with its Government-owned corporations (GOCs) to improve their efficiency, effectiveness and accountability. The aim has been to provide GOCs with appropriate organizational structures and incentive frameworks to allow them to operate to their full commercial potential.

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•

Closure of the defined benefit scheme - Earlier in 2008-09 the Government announced the closure of QSuper’s defined benefit account to new members, effective from the date of announcement. This action was taken to protect the current entitlements of existing defined benefit members and to ensure that the scheme’s liabilities are not exposed to risks that flow from the decline in global equity markets.

•

Asset sales - In order to protect the State’s capital program while maintaining a prudent fiscal approach, the Government announced, on June 2, 2009, a significant infrastructure assets reform and sale program. This program was completed during 2010-11. Proceeds of $12.2 billion were delivered from the sale of 66% of QR National and the divestment of Port of Brisbane, Abbot Point Coal Terminal, Queensland Motorways and Forestry Plantations Queensland. This program involved:

•	the sale of a licence to manage Queensland’s forestry plantations for $603 million, finalised in June 2010,

•	the sale of the 99-year lease of the Port of Brisbane for $2.1 billion, finalised in November 2010,

•

the public float of QR Limited’s (QR) above and below rail coal businesses and assets (now known as QR National) in November 2010. The State received $4.6 billion in proceeds from the float and currently retains 34% of QR National, valued at $2.1 billion based on IPO pricing,

•

Queensland Motorways Limited being transferred at market value (3.088 billion) to the Queensland Investment Corporation’s Defined Benefits Fund, to strengthen the State’s superannuation scheme and the structure of the State’s balance sheet. The transaction was finalised in May 2011, and

•	a 99-year lease of the Abbot Point Coal Terminal for $1.829 billion; finalised in May 2011.

The sale program also means that significant infrastructure requirements associated with the expansion of these assets will now be the responsibility of the private sector. For the first time the full impact of the asset sales program has been factored into the 2011-12 budget.

Reporting on Social Outcomes

An important part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives.

Outcome reports are framed around the plans and priorities contained in Towards Q2 – Tomorrow’s Queensland. Within each of these areas, long-term measurable targets have been identified.

Toward Q2: Tomorrow’s Queensland

In September 2008, the Queensland Government announced revised plans and priorities for the future with the launch of Towards Q2 – Tomorrow’s Queensland. Towards Q2 is framed around five ambitions.

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1.	Strong: We want to create a diverse economy powered by bright ideas;

2.	Green: We want to protect our lifestyle and environment;

3.	Smart: We want to deliver world-class education and training;

4.	Healthy: We want to make Queenslanders Australia’s healthiest people; and

5.	Fair: We want to support a safe and caring community.

The Queensland Government has set new accountability measures to drive improved performance across its agencies as follows:

•	Agency agreements

Agencies responsible for contributing to the achievement of the targets sign yearly agreements identifying the objectives they must meet and what they will do to meet them. A lead agency has been assigned for each target to coordinate the government’s efforts. State Cabinet will approve these agreements and agencies will need to demonstrate they are taking action to meet the targets;

•	Ministerial responsibility Ministerial

Charter letters outline the Premier’s expectation that Ministers will ensure their departments are taking firm action to meet the targets;

•	CEO accountability

Directors-General are accountable for their department’s progress toward the targets. This is written into their performance agreements with the Premier;

•	Funding

Initiatives and programs that contribute to meeting the targets will be given priority in decisions about the allocation of new and existing funding; and

•	Reporting

Since the data for each of the targets is collected by a range of groups, such as the Australian Bureau of Statistics, updated reports on each of the targets will be published on the website www.towardQ2.qld.gov.au as the information becomes available.

In addition, annual progress reports on the targets will be published along with a plan that maps out actions required over the coming 12 months to work towards achieving each target.

Operating Statement

2010-11 Outcome

On a Uniform Presentation Framework (UPF) basis, the General Government sector returned an operating deficit of $1.516 billion million and a cash deficit of $5.88 billion.

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The 2010-11 operating deficit is $611 million lower than that estimated at the time of the 2011-12 Budget. The improvement in the operating position is primarily the result of modestly higher revenue across a range of categories, with expenses largely in line with those forecast for 2010-11 in the 2011-12 Budget.

Table 1 below provides aggregate outcome information for 2010-11 and projections for 2011-12.

Table 1

Key Financial Aggregates

(UPF Basis)

	2009-10 Actual	2010-11 Estimated Actual	2010-11 Actual	2011-12 Budget
	($ million)
General Government Sector:
Revenue	39,729	41,183	41,957	43,007
Expenses	39,785	43,310	43,473	47,065
Net operating balance	(56)	(2,127)	(1,516)	(4,058)
Cash surplus/(deficit)	(5,305)	(6,172)	(5,880)	(7,915)
Purchases of non-financial assets	8,767	7,457	8,237	7,180
Net worth	175,655	177,966	171,222	177,023
Public Non-Financial Corporations Sector:
Net operating balance	440	250	378	198
Purchases of non-financial assets	6,505	5,694	5,106	5,134

2011-12 Projections

A deficit of $4.058 billion is expected in 2011-12 for the General Government Sector at the time of the 2011-12 Budget. The Non-Financial Public Sector net operating result for 2011-12 is expected to be a deficit of approximately $4.642 billion.

Funding from the Australian Government has a significant impact on Queensland’s net operating position when it is not matched by an expense in the same financial year. In particular, at the time of the 2011-12 Budget, the Australian Government committed to providing advance NDRRA funding of $2.256 billion in 2010-11 and $500 million in 2011-12 (including loan advances), although the bulk of the associated expenditure will occur across 2011-12 and 2012-13. This timing mismatch has the effect of improving the net operating balance in 2010-11 and negatively impacting the position in 2011-12.

Revenue

General Government revenue is forecast to increase by $1.05 billion (2.5%) in the 2011-12 Budget from the 2010-11 actual to $43.007 billion. This is largely due to expected increases in revenue from GST, mining royalties, taxation and sales of goods and services.

A number of factors, such as commodity prices, exchange rates, property market activity and national levels of consumption, can influence the actual level of revenue received from some of the State’s key revenue heads.

Commonwealth grants, together with taxation, are the principal forms of revenue for the State, accounting for around 72% of budgeted General Government revenue.

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Expenses

In UPF terms, General Government expenses are forecast to increase by $3.592 billion over the 2010-11 actual to $47.065 billion in 2011-12. Factors influencing the growth in expenses include continuing NDRRA reparation works, additional expenditure related to joint projects with the Australian Government and growth in service delivery to meet increased demand and the implementation of service enhancements.

As outlined previously, the Government recognises the importance of fiscal sustainability and expenditure restraint in supporting Queensland’s future economic growth, while maintaining services and continuing to deliver its commitments to the community. The Government’s fiscal principles include a commitment to limit own-purpose expenses growth (that is, excluding Australian Government related expenses) to inflation and population growth.

Over the period 2010-11 to 2014-15, average growth in own-purpose expenses is estimated at 4.9%, compared with expected average growth of 5% in population and inflation. The State’s capacity to restrain own-purpose expenses growth is assisted by the following policy parameters:

•	wages policy which limits wage increases to 2.5% per annum until the Budget returns to surplus

•	public sector efficiency savings target of $375 million in 2011-12, increasing to $500 million from 2014-15 onwards

•	a program of an estimated 3,500 voluntary separations from non-service delivery areas.

Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2010-11 Capital Program and Balance Sheet Results

and 2011-12 Budget Projections

(UPF Basis)

	2009-10 Actual	2010-11 Estimated Actual	2010-11 Actual	2011-12 Budget
	($ million)
Purchases of Non-Financial Assets:
General Government Sector	8,767	7,457	8,237	7,180
Public Non-Financial Corporations	6,505	5,694	5,106	5,134
Non-financial Public Sector[1,2]	14,818	13,151	13,344	12,313
Net Worth:
General Government Sector (Total State) [3]	175,655	177,966	171,222	177,023
Incorporating Equity Investment in:
Public Non-Financial Corporations	22,499	20,060	19,679	20,137
Public Financial Corporations Sector	(3,032)		(1,413)

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

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2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.

3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2010-11 decreased by $4.433 billion to $171,222 billion as at 30 June 2011. This decrease is primarily due to downward revaluations of land and other fixed assets, such as roads, in the 30 June 2010 year-end process, to reflect market value.

Net Financial Assets

The net financial assets (or Net Financial Worth) measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial worth of the General Government sector X for 2011-12 is forecast at negative $12.593 billion. The decrease in net financial worth since 2010-11 ($6.86 billion) is primarily the result of the increase in borrowings over the same period.

Net financial worth is expected to continue to decrease over the forward estimates period as the sector increases borrowings primarily to fund infrastructure assets (which are not included in the calculation of net financial worth).

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets in 2010-11 was $8.237 billion, $98 million less than forecast at the time of the 2010-11 Budget, primarily as a result of timing of cashflows for capital projects and delays associated with extended periods of poor weather conditions.

The State’s capital program was originally budgeted at $17.1 billion in 2010-11. Due to the impact of floods, Cyclone Yasi and the wetter than expected September 2010 to February 2011 season, the capital program was revised down to $14.8 billion in 2010-11.

The recent disasters have necessitated a re-cashflow of the capital program including the rescheduling of some major projects such as the Cross River Rail. In addition, the disasters require additional expenditure on the restoration of core public assets. For this reason, the capital program in 2011-12 is expected to be $15 billion.

It should be noted that restoration works are not always considered capital works. It has been necessary to estimate the proportion of work that is to be capitalised for the purposes of the 2011-12 Budget. The largest category of restoration works of State Government assets – roads, has been budgeted as an equal split between repairs and capital. However, the actual outcome may vary significantly from this estimate, impacting both the net operating position and capital program.

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Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key Financial Aggregates (Summary)

(UPF Basis)

	Budget 2011-12	Projected 2012-13	Projected 2013-14	Projected 2014-15
	($ millions)
General Government Sector:
Revenue	43,007	46,506	47,004	48,817
Expenses	47,065	47,799	47,877	49,346
Net operating balance	(4,058)	(1,293)	(873)	(529)
Cash surplus/deficit	(7,915)	(4,604)	(3,267)	(2,178)
Purchases of non-financial assets	7,180	6,879	5,786	5,234
Net worth	177,023	179,246	182,148	185,927
Public Non-Financial Corporations Sector:
Net operating balance	198	488	879	1,238
Purchases of non-financial assets	5,134	4,532	4,496	4,737

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